

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3010

August 27, 2009

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re: Cedar Shopping Centers, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009 and June 30, 2009**
> **File No. 001-31817**

Dear Mr. Ullman:

We have reviewed your response letter dated August 6, 2009, and have the following additional comment.

Form 10-K

Item 8 – Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 44

Intangible Lease Asset/Liability, page 46

1.   We have read and considered your response to comment two. Please clarify how you determined that not taking into account contractually based below market renewal options in the determination of the fair value of the intangible asset and its related amortization period was in accordance with SFAS 141. Your response should clarify why the probability of exercise of the options should overcome the contractual terms. We note that if the contractual terms were followed, gain recognition would occur if and when the below market lease options were forfeited.

Form 10-Q for the quarter ended March 31, 2009

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Recently-Issued Accounting Pronouncements, page 21

2.   We have read and considered your response to comment three. Please expand
        your disclosure in future filings to include the provisions of the OP units that
        would preclude such units from being recognized as permanent equity. To the
        extent that these units are subject to a registration payment arrangement in the
        event that the registration statement is not filed timely and/or maintain
        effectiveness, clarify to us how you have complied with FSP EITF 00-19-2.

                                    *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please file your responses on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

        You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me
at (202) 551-3498 with any other questions.

                                            Sincerely,

                                            Linda VanDoorn
                                            Senior Assistant Chief Accountant